

July 20, 2010

John L. Wagner
Chief Executive Officer
Washington Banking Company
450 SW Bayshore Drive
Oak Harbor, Washington 98277

Re: Washington Banking Company
Form 10-K
Filed March 12, 2010
File No. 000-24503

Form 10-Q
Filed May 7, 2010
File No. 000-24503

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Financial Condition Overview, page 23

1.   We note your presentation of tangible book value on page 23 and tangible common
        equity to tangible assets in your press release for the first quarter ended March 31, 2010.
        These financial measures appear to be non-GAAP as defined by Regulation G and Item
        10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or

banking regulatory requirements. In future filings, please clearly label these financial measures as non-GAAP, explain how you derive tangible book value, tangible common equity, and tangible assets, and disclose why you believe these ratios are useful to investors.

Allowance for Loan Losses, page 28

2.   We note you changed how you determine the allocation of the allowance for loan losses in 2009 by no longer presenting an unallocated allowance. You state that the factors previously comprised in unallocated allowance are now allocated to specific loan types. Please address the following questions supplementally:

   a. Provide more substantive details as to how you determine the particular allocations to individual categories;

   b. Discuss why you changed the allocation and describe any limitations you noted from the prior method;

   c. Discuss whether or not this change was part of an overall change in your methodology for determining the allowance for loan losses or exclusively to comply with this Industry Guide 3 requirement; and

   d. Provide a qualitative assessment of how you believe data prior to 2009 may have been impacted if you had not had an unallocated allowance.

Part III
Item 10. Directors, Executive Officers and Corporate Governance

3.   Please revise future filings to add disclosure required by Item 407 c (2) (ii), (iii), (iv), and (vi), as applicable, of Regulation S-K or supplementally advise us as to why you believe no additional disclosures are required.

Form 10-Q for the Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

(7) Fair Value Measurements, page 12

4.   We note your disclosure on page 13 that impaired loans increased from $2.18 million at December 31, 2009 to $4.78 million at March 31, 2010. In addition, we note your disclosure that you rely on the fair value of the underlying collateral for the valuation of your collateral-dependent impaired loans and other real estate owned. Please tell us and revise your future filings to disclose the following:

      a. How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that also.

      b. Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

      c. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

      d. How you determine, including the process, the fair value of the collateral if an appraisal is not available

(8) Subsequent Events, page 15

5. We note you issued an equity appreciation instrument to the FDIC as consideration for the City Bank acquisition and the instrument was settled for $2.1 million in cash. Please provide us with the following additional information:

- Describe how you considered the contractual terms of the instrument when determining its value on the issue date; and
- Tell us how you accounted for the instrument upon settlement including where you recorded the difference in the settlement price and value recorded at issuance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risks and Asset Quality
Credit Risks, page 21

6. We note your disclosure on page 21 that your potential problem loans were $2.32 million and $4.59 million at March 31, 2010 and December 31, 2009. Please tell us and include in future filings the nature and extent of these potential problem loans as required by Item III.C.2 of Industry Guide 3. For example, include a discussion of the types of potential problem loans and management's remediation process for these loans.

7. In addition, we note that commercial real estate loans makes up the largest portion of your loan portfolio, 44.4% at December 31, 2009 and 42.2% at March 31, 2010. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

      a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

      b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

      c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

      d. Clarify whether the B note is immediately charged-off upon restructuring.

      e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

      f. Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

8.   We note from your non-performing assets table on page 21 that your non-performing assets have increased from $4.14 million at December 31, 2008 to $7.94 million and $8.63 million at December 31, 2009 and March 31, 2010. Given the significant increase in your non-performing assets and the current credit environment, please revise future filings to separately present and quantify your Industry Guide 3 disclosures by loan classification similar to the classifications presented in your loan portfolio table on page 21. In addition, please consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Allowance for Loan Losses, page 22

9.   We note from your disclosure on page 22 that you rely on two factors, probability of default ("PD") and loss given default ("LGD"), to calculate your formula allowance. We did not note similar disclosure on page 28 of the December 31, 2009 Form 10-K. Please confirm that there was no change in the calculation of formula allowance at March 31, 2010, when compared to 2009 year end, and if so, please tell us and disclose in future filings the following:

- The financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and

- Compare and contrast the new methodology to your previous formula allowance method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan at 202-551-3417 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-4656 with any other questions.

Sincerely,

Michael Clampitt
Attorney-Advisor